SEC 22003010
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunes Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 New Orleans Road
(No. and Street)

Hilton Head Island	SC	29928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward B. Dowaschinski 843-689-6472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer, LLC
(Name – *if individual, state last, first, middle name*)

1600 Highway 6, Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Date 2-17-22

OATH OR AFFIRMATION

I, Edward B. Dowaschinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunes Securities Corporation, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard B Hodsdon
NOTARY PUBLIC
State of South Carolina
My Commission Expires
March 19, 2031

Dunes Securities Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

Independent Auditors Report 3

Financial Statements

Statement of Financial Condition 4

Statement of Operations 5

Statement of Changes in Equity 6

Statement of Cashflow 7

Notes to Financial Statements – 4 Pages (8, 9,10 and 11) 8

Supplementary Schedules Pursuant to SEA Rule 17a-5

Computation of Net Capital 12

Computation of Net Capital Requirement 12

Computation of Aggregate Indebtedness 12

Computation of Reconciliation of Net Capital 12

Statement Related to Exemptive Provision (Possession and Control) 13

Exemption Report 14

Auditors Review of Exemption Report 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island, SC 29928

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Dunes Securities Corporation (the "Company") as of December 31, 2021 , and the related statements of operations, changes in equity, and statement of cash flow for the year then ended, December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Dunes Securities Corporation's financial statements. The supplemental information is the responsibility of Dunes Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Dunes Securities Corporation's auditor since 2020.
Sugar Land, TX
February 2, 2022

Dunes Securities Corporation

Financial Statements
Statement of Financial Condition
As of December 31, 2021

		As of 12/31/2021
CURRENT ASSETS		
Cash	$	31,073
Total current assets		31,073
TOTAL ASSETS	$	31,073
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	2,887
Total current liabilities		2,887
Commitments and Contingencies		
STOCKHOLDER'S EQUITY		
Capital Stock, par value $1 per share 100,000 shares authorized, 1,000 shares issued and outstanding		25,000
Additional paid-in capital		5,000
Accumulated deficit		(1,814)
Total Stockholder's Equity		28,186
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	31,073

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation

Financial Statements

Statement of Operations

For the Year-Ended December 31, 2021

		12/31/2021
Revenue		
Commission Earned	$	58,500
Total Revenue		58,500
Operating Expenses		
Advertising		864
Sales commissions		29,250
Employee compensation		14,500
Legal and Accounting Fees		8,351
Payroll Taxes		1,179
Regulatory Fees and Expenses		2,588
Occupancy		600
Office and Other Expenses		2,579
State License Tax		45
	$	59,956
Other Income		
Interest income		3
Total Other Income		3
Net Loss	$	(1,453)

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Cash Flow
For the Year-Ended December 31, 2021

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(1,453)
Adjustments to reconcile Net Income:		
Increase in Operating Liabilities		137
Net Cash used in Operating Activities		(1,316)
NET DECREASE IN CASH		(1,316)
CASH AT BEGINNING OF YEAR		32,389
CASH END OF YEAR	$	31,073

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Changes in Equity
For the Year-Ended December 31, 2021

	Common Stock		Additional Paid-In Capital		Accumulated Deficit	Total Stockholders Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2021	1,000	$25,000	1,000	$5,000	(360)	29,640
Net Loss					(1,453)	(1,453)
Balance at December 31, 2021	1,000	$25,000	1,000	$5,000	$(1,453)	$28,186

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Notes to Financial Statements
For the Year-Ended December 31, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flow are summarized below:

Organization

Dunes Securities Corporation (the Company) was incorporated in the State of South Carolina effective January 10, 2003.

Description of Business

The Company, located in Hilton Head Island, South Carolina, is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Omni Hilton Head Oceanfront Resort. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Cash

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents and places its temporary cash investments with high credit quality financial institutions.

Revenue Recognition

Revenue is recognized when performance obligations are completed and funds are distributed at a point in time upon the sale of the respective condominium units.

Income Taxes

Income tax expenses is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has not been subject to income tax examinations by the U.S. federal, state or local authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three

levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accrued expenses.

Concentrations

The Company has revenue concentrations; the company specializes in sales of real estate.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker dealer's corresponding Part IIA of the FOCUS report require under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker to Omni Hilton Head Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Dunes Securities Corporation does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in loss or future obligation that may be asserted against the firm at a future date.

NOTE E – ADVERTISING

The advertising expenses for the year was $864; the entire amount was expensed as incurred.

NOTE F – RENT

The Company leased its office space from a non-related party under a twelve-month agreement. Total rent expenses for the year ended December 31, 2021 were $600.

NOTE G – SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion form membership forms. In circumstances where the broker-dealer reports $500,000 or less gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(E)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H - NEW ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new relevant accounting pronouncements that are in effect as of the date of the issuance of these financial statements.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring reporting or disclosure in the financial statements. The evaluation was performed through February 2, 2022 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity		$28,186
Nonallowable assets		
Property and equipment	0.00	
Accounts receivable	0.00	0.00
Haircuts on Securities Positions		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$28,186

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$10
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$23,186

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$2,887
Percentage of aggregate indebtedness to net capital	10.24%

Computation of Reconciliation of Net Capital

Net Capital reported on FOCUS IIA as of December 31, 2015	$28,186
Adjustments:	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$28,186

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker to Omni Hilton Head Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Dunes Securities Corporation

Exemption Report

January 3, 2022

TPS Thayer LLC
1600 Hwy 6, Suite 100
Sugar Land, TX 77478

Re: Exemption Report

Dunes Securities Corporation (the "Company") is a registered broker (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker of Omni Hotel Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers, it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Regards,

Edward B Dowaschinski

Edward B. Dowaschinski, CEO
Dunes Securities Corporation

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report

Edward Dowaschinski
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island, SC 29928

Dear Edward Dowaschinski:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunes Securities Corporation identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which Dunes Securities Corporation states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker to Omni Hilton Head Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Dunes Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Dunes Securities Corporation is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Dunes Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
February 2, 2022